Exhibit 99.1

Li-Cycle Reports Operational and Financial Results for Two-

Month Period Ended December 31, 2022

Progressed Construction of Rochester Hub; On-Track to Commence Commissioning in Late 2023

Announced New Spoke in France; Further Expanding Global Spoke Network

Achieved Significant Milestone with $375 Million Loan Commitment from the U.S. Department of Energy

Highlights

•	Advanced Spoke & Hub network growth strategy; Maintained the Rochester Hub schedule and budget range and announced a new Spoke in France, underpinned by customer demand;

•	Entered into multi-year preferred recycling contract with the KION Group, a leading global provider of forklift and warehouse trucks;

•	Received $375 million loan commitment from U.S. Department of Energy (DOE); and

•	Ended calendar 2022 with cash on hand of $517.9 million, excluding the DOE loan commitment.

TORONTO, ONTARIO (March 30, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery (LIB) resource recovery and the leading LIB recycler in North America, today announced financial and operating results for its two-month transition period ended December 31, 2022. Total revenues in the period increased to $5.9 million compared to $2.8 million in the corresponding period of 2021.

“We are proud of our team’s significant achievements as we continue to solidify the critical role that Li-Cycle will play in the development of a sustainable global EV battery supply chain. At our Rochester Hub, we remain on schedule and were thrilled to receive a low-cost, long-term loan commitment for $375 million from the DOE, providing us with greater financial flexibility for additional network growth plans,” said Ajay Kochhar, Li-Cycle’s President and Chief Executive Officer. “Further, Li-Cycle continues to grow its position as a preferred recycling partner through the expansion of its Spoke footprint. We are poised to open our first European Spoke in Germany this year and launch a new Spoke in France, underpinned by commercial demand, including our recently announced long-term arrangement with the KION Group.”

Spoke & Hub Network Expansion

Rochester Hub

The Rochester Hub has received significant federal and local government support and is expected to be the first source of recycled battery-grade lithium in North America. The Company has continued to make significant strides on key engineering, procurement, and construction milestones, maintaining the project schedule to initiate commissioning in late 2023. The Rochester Hub’s construction costs are currently on track, trending towards the higher end of the previously disclosed budget range of $486 million to $560 million, with an expected investment of $250 million to $300 million in 2023.

Spoke Network

Li-Cycle is strategically scaling its Spoke network based on accelerating market and customer demand. The Company expects to invest $35 million to $45 million towards its expansion plans in 2023.

In North America, the Company’s total operating capacity of 51,000 tonnes of LIB material input/year includes first-of-a-kind full battery pack processing capabilities at the Arizona and Alabama Spokes and the recent upgrade and expansion at the New York Spoke. Additionally, the Company has announced the development of a third generation Spoke and warehouse facility that will replace the existing first generation Ontario Spoke. This new Spoke would have a main line recycling capacity of 10,000 tonnes of LIB material input/year as well as research and training facilities.

In Europe, the Germany Spoke is expected to commence operations in mid-2023, with a total capacity of 30,000 tonnes of LIB material input/year (including two main lines and ancillary processing). A new Spoke facility has been announced in France, which is projected to be Europe’s third-largest battery cell manufacturing and end-of-life market. This Spoke will have an initial main line processing capacity of up to 10,000 tonnes of LIB material input/year, with operations expected to commence in 2024. In Norway, construction is progressing with the building expected to be finished in late 2023.

DOE Financing and Balance Sheet Position

Li-Cycle maintains a strong balance sheet position with cash on hand and access to low-cost long-term debt funding in support of the continued global expansion plans of its Spoke & Hub network.

At December 31, 2022, Li-Cycle had cash on hand of $517.9 million. During the transition period ended December 31, 2022, the Company’s capital spend was $21.5 million, with the majority allocated to the purchases of equipment and construction materials for the Rochester Hub coupled with upgrades and development of the Spoke network.

On February 27, 2023, the Company entered into a conditional commitment with the DOE for a loan of up to $375 million through its Advanced Technology Vehicles Manufacturing Program, in support of the Rochester Hub development. This strategic financing achieves the Company’s goal of executing on debt financing that optimizes its capital structure, providing increased financial flexibility to fund future network growth plans.

Financial Results for the Two-Month Period Ended December 31, 2022

Revenues from product sales and recycling services of $3.6 million increased from $1.6 million in the same period of 2021. The increase in product revenue was primarily attributable to increased black mass production and sales related to the ramp-up of operations at the Spokes. Total revenues were $5.9 million, as compared with $2.8 million last year, and included a non-cash fair market value metal pricing benefit of $2.3 million versus $1.2 million, respectively.

Operating expenses increased to $25.3 million versus $12.5 million in the same period of 2021, driven primarily by higher expenses related to the expansion of the Company’s global Spoke operations and the build out of the Rochester Hub. In addition, raw material and supply costs were up due to higher production volume and average material costs.

Net income was $1.7 million, compared to $3.9 million in the same period of 2021, and included fair value gains on financial instruments of $21.4 million and $16.0 million, respectively.

Adjusted EBITDA1 loss was $17.8 million, compared to a loss of $8.5 million in the same period of 2021, primarily related to the higher expenses in support of the Company’s expansion of the global Spoke operations and the build out of the Rochester Hub. Additionally, non-cash stock-based compensation increased to $2.1 million from $1.1 million in the same period of 2021.

2023 Annual General Meeting (AGM)

The Company will hold its 2023 AGM of shareholders (the “Meeting”) on Thursday, April 27, 2023 at 8:30 a.m. (Eastern Time) in a virtual format, via live audio webcast. All interested parties are invited to attend the Meeting by using the live webcast link here: www.virtualshareholdermeeting.com/LICY2023. Only registered shareholders and duly appointed proxyholders as of the record date on March 6, 2023 will be entitled to vote and ask questions at the Meeting. The Company’s Management Information Circular and Annual Report on Form 20-F are available at https://materials.proxyvote.com/50202P, and on Li-Cycle’s website at https://investors.li-cycle.com, as well as on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

[1]	Adjusted EBITDA is not a recognized measure under IFRS. See Non-IFRS Financial Measures section of this press release, including for a reconciliation of adjusted EBITDA to net profit (loss).

Interim ESG Report

The Company recently issued a 2022 Interim Environmental, Social, Governance (ESG) Report, providing insight into the integration of ESG across its business and how it shapes relationships with key stakeholders. The Company is on track to publish its first full ESG Report in 2024 and to achieve alignment in 2025 with the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures. For a copy of the 2022 Interim ESG report, refer to link here: https://li-cycle.com/sustainability/.

Webcast and Conference Call Information

Company management will host a webcast and conference call on Thursday, March 30, 2023, at 8:30 a.m. Eastern Time. The related presentation materials for the webcast and conference call will be made available on the investor section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx. Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 579-2543

International: (203) 518-9783

Participant Code: LICY0330

Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries, and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations	Media

Nahla Azmy	Louie Diaz

Sheldon D’souza	Email: media@li-cycle.com

Email: investors@li-cycle.com

Non-IFRS Financial Measures

Adjusted EBITDA (loss)

The table below reconciles adjusted EBITDA (loss) to net profit (loss):

	Two months ended
	December 31,
Unaudited - $ millions	2022	2021
Net income before taxes	$1.7	$3.9
Income Tax	—	—
Depreciation	2.4	1.2
Interest expense	3.0	2.5
Interest income	(3.5)	(0.1)

EBITDA	3.6	7.5
Fair value gain on financial instruments¹	(21.4)	(16.0)

Adjusted EBITDA (loss)	$(17.8)	$(8.5)

¹	Fair value gain on financial instruments relates to convertible debt, and to warrants, which were redeemed and no longer outstanding as of January 31, 2022.

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income) and income tax expense (recovery), adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. Adjustments relate to fair value (gains) losses on financial instruments. Foreign exchange (gain) loss is excluded from the calculation of adjusted EBITDA.

Cautionary Notes - Forward-Looking Statements and Unaudited Results

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the expectation that Li-Cycle will continue to solidify its crucial role in the development of a sustainable global EV battery supply chain; Li-Cycle’s expectation that it will receive a low-cost, long-term loan of up to $375 million from the DOE; the expectation that the Rochester Hub will be the first source of recycled battery-grade lithium in North America; the timing of expected commencement of commissioning of the Rochester Hub and its construction costs, with an expected investment of $250 million to $300 million in 2023; Li-Cycle’s expectation that it will invest $35 million to $45 million towards its Spoke expansion plans in 2023; and the expected timing and capital investment requirements for the Company’s Spokes in development and the expected main line processing capacity and ancillary processing capacity of Li-Cycle’s Germany Spoke, Norway Spoke, France Spoke and New Ontario Spoke; . These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

Li-Cycle Holdings Corp.

Condensed consolidated statements of financial position

Unaudited $ millions, as at	December 31, 2022	October 31, 2022
Assets
Current assets
Cash and cash equivalents	$517.9	$578.3
Accounts receivable	4.3	1.5
Other receivables	10.0	7.8
Prepayment and deposits	95.2	85.8
Inventories	8.3	7.5

	635.7	680.9

Non-current assets
Plant and equipment	210.4	147.7
Right-of-use assets	50.8	50.1
Other assets	4.2	3.6

	265.4	201.4

Total assets	$901.1	$882.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$75.9	$47.5
Lease liabilities	5.6	5.2

	81.5	52.7

Non-current liabilities
Lease liabilities	48.3	46.6
Convertible debt	272.9	288.5
Restoration provisions	0.4	0.4

	321.6	335.5

Total liabilities	403.1	388.2

Equity
Share capital	772.4	771.8
Other reserves	18.7	17.1
Accumulated deficit	(293.0)	(294.7)
Accumulated other comprehensive loss	(0.3)	(0.3)

Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	493.9	438.7
Non-controlling interest	0.2	0.2

Total equity	498.0	494.1

Total liabilities and equity	$901.1	$882.3

The accompanying notes are an integral part of the condensed consolidated financial statements.

Li-Cycle Holdings Corp.

Condensed consolidated statements of income and comprehensive income

Unaudited $ millions except for per share amounts, for the two months ended December 31,	2022	2021
Revenue
Product sales	$5.8	$2.7
Recycling services	0.1	0.1

	5.9	2.8

Expenses
Employee salaries and benefits	9.0	4.8
Share-based compensation	2.1	1.1
Office, administrative and travel	3.8	1.7
Professional fees	3.3	1.9
Raw materials and supplies	2.5	1.3
Depreciation	2.4	1.2
Plant facilities	1.2	0.3
Marketing	0.3	0.3
Freight and shipping	0.2	0.1
Research and development	0.5	0.3
Change in finished goods inventory	—	(0.5)

Operating expenses	25.3	12.5

Loss from operations	(19.4)	(9.7)

Other income (expense)
Interest income	3.5	0.1
Interest expense and other costs	(3.8)	(2.5)
Gains on financial instruments	21.4	16.0

	21.1	13.6

Net income before taxes	1.7	3.9

Income tax	—	—

Net income	$1.7	$3.9

Net income attributable to
Shareholders of Li-Cycle Holdings Corp.	$1.7	$3.9
Non-controlling interest	—	—

Net income and comprehensive income	$1.7	$3.9

Earnings per common share - basic	$0.01	$0.02
Earnings per common share - diluted	$0.01	$0.02

Li-Cycle Holdings Corp.

Condensed consolidated statements of cash flows

Unaudited $ millions, for the two months ended December 31,	2022	2021
Operating activities
Net income for the period	$1.7	$3.9
Items not affecting cash
Share-based compensation	2.1	1.1
Depreciation	2.4	1.2
Foreign exchange (gain) loss on translation	0.8	(0.3)
Gains on financial instruments	(21.4)	(16.0)
Interest expense	3.0	2.5
Interest paid	(0.7)	(0.3)
Interest received	2.7	0.1
Interest income	(3.5)	(0.1)

	(12.9)	(7.9)
Changes in non-cash working capital items
Accounts receivable	(2.8)	(1.2)
Other receivables	(1.4)	0.1
Prepayments and deposits	(0.3)	3.1
Inventories	(0.8)	(0.9)
Accounts payable and accrued liabilities	(20.2)	(7.5)

Cash used by operating activities	(38.4)	(14.3)

Investing activities
Purchases of plant and equipment	(11.8)	(2.2)
Prepaid equipment deposits	(9.7)	(16.0)

Cash used by investing activities	(21.5)	(18.2)

Financing activities
Repayment of lease principal	(0.5)	(0.6)

Cash provided by financing activities	(0.5)	(0.6)

Net change in cash and cash equivalents	(60.4)	(33.1)
Cash and cash equivalents, beginning of period	578.3	596.9

Cash and cash equivalents, end of period	$517.9	$563.8

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	$48.6	$2.3